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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: December 17, 2002	By	"Norie C. Campbell" Name: Norie C. Campbell Title: Associate Vice President

TD Bank Announces Redemptions and
Declares Dividends on Class A First Preferred Shares, Series K and Series L

December 17, 2002 — TORONTO — The Toronto-Dominion Bank (the "Bank") announced today that it will exercise its right to redeem all of its outstanding Class A First Preferred Shares, Series K (the "Series K Shares") on February 3rd, 2003 at the price per share of $25.00 Canadian Dollars. The Bank has also declared a dividend on the Series K Shares in the amount of $0.015103 per share payable for the 3 day period from January 31, 2003 to February 3, 2003, to shareholders of record at the close of business on February 3, 2003.

The Bank also announced that it will exercise its right to redeem all of its outstanding Class A First Preferred Shares, Series L (the "Series L Shares") on February 3rd, 2003 at the price per share of USD $25.00. The Bank has also declared a dividend on the Series L Shares in the amount of USD $0.013151 per share payable for the 3 day period from January 31, 2003 to February 3, 2003, to shareholders of record at the close of business on February 3, 2003.

After February 3, 2003, the Series K Shares and Series L Shares will cease to be entitled to dividends and the holders of such shares will not be entitled to exercise any right in respect thereof except that of receiving the redemption amount and the dividend referred to above.

Instructions with respect to receipt of the redemption amount and the dividend will be set out in the Letter of Transmittal to be mailed to registered holders of the Series K and Series L Shares shortly. Inquiries should be directed to our Registrar and Transfer Agent, CIBC Mellon Trust Company, at 1-800-387-0825 (or in Toronto 416-643-5500). Further details and instructions will be posted shortly to our website, www.td.com, under Investor Information/Shares and Debt.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and a leading wholesale bank, TD Securities, operating in over 20 locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$278 billion in assets, as at October 31, 2002. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For more information, please contact:
Peter Aust
Vice President, Capital Finance
TD Bank Financial Group
416-982-8056

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FORM 6-K SIGNATURES
TD Bank Announces Redemptions and Declares Dividends on Class A First Preferred Shares, Series K and Series L